KIRKLAND LAKE GOLD REPORTS STRONG THIRD QUARTER 2017 OPERATING RESULTS

•	Gold production of 139,100 ounces in Q3 2017, an increase of 4% from Q3 2016 and 29% higher excluding mines currently on care and maintenance(1)

•	9M 2017 consolidated production of 429,800 ounces, an increase of 12% from 9M 2016 and 37% higher excluding mines currently on care and maintenance

•	Company on track to achieve improved full-year 2017 guidance of 570,000 – 590,000 ounces

•	Strong financial position with cash and cash equivalents totaling $210 million at September 30, 2017

•	Second quarterly dividend payment of C$0.01 to be paid on October 16, 2017 to shareholders of record on September 29, 2017.

Toronto, Ontario – October 11, 2017 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to announce strong operating results for the third quarter (“Q3 2017”) and first nine months (“9M 2017”) of 2017. Comparative information for the third quarter (“Q3 2016”) and first nine months (“9M 2016”) of 2016 includes production results for the Fosterville, Cosmo and Stawell mines in Australia prior to the completion of the merger between Kirkland  Lake Gold Inc. and Newmarket Gold Inc. on November 30, 2016. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Consolidated gold production in Q3 2017 totaled 139,100 ounces, an increase of 4% from Q3 2016 and 29% higher excluding production from mines currently on care and maintenance.(1) Q3 2017 production compared to record production of 160,300 ounces in Q2 2017, with the change reflecting the suspension of operations at the Cosmo Mine effective June 30, 2017, and record production of 77,100 ounces at Fosterville in Q2 2017.  Fosterville’s production of 61,500 ounces in Q3 2017 was the Mine’s second highest level of quarterly production ever.

Consolidated production in 9M 2017 totaled 429,800 ounces of gold, a 12% increase from 9M 2016 (37% increase excluding production from mines currently on care and maintenance). 9M 2017 production at Fosterville of 184,700 ounces was 72% higher than in 9M 2016, while year-to-date production at Macassa of  142,600 ounces increased 16% from the prior year’s level.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We reported strong operating results in Q3 2017, with Fosterville achieving its second-best quarter of production ever, both Macassa and Holt having among their best quarters, and Taylor also turning in a solid performance. Grades at Fosterville doubled from Q3 2016 and are expected to increase in the fourth quarter and to improve further over the next year, particularly as we ramp up production from the Swan Zone. At Macassa, grades improved from both the same period in 2016 and last quarter, and are expected to remain at or above current levels over the remainder of the year.

“Looking ahead, we are poised for a strong finish to 2017 and to achieve our improved full-year 2017 production guidance of 570,000 – 590,000 ounces. In addition, we continue our aggressive exploration programs at Fosterville, Macassa and Taylor, with our objective being to achieve significant production growth at these operations in the years to come. Finally, we are very enthused about our recent strategic investment in Novo Resources Corp., with our investment having already increased substantially in value. Based on our assessment, we believe the Karratha area of Western Australia has the potential to become the world’s next great gold camp and we are looking forward to the results of the extensive drilling programs which Novo is currently undertaking in the area.”

Third Quarter and 9M 2017 Operating Results

	Q3 2017	Q3 2016	Q2 2017	9M 2017	9M 2016
Fosterville
Ore Milled (tonnes)	143,300	185,100	147,500	428,600	516,800
Grade (g/t Au)	14.1	6.9	17.2	14.2	7.2
Recovery (%)	94.7	89.7	94.7	94.4	89.1
Gold Production (oz)	61,500	37,000	77,100	184,700	107,400
Macassa
Ore Milled (tonnes)	93,400	100,400	105,100	289,900	289,100
Run-of-Mine	92,400	81,500	90,000	267,900	256,600
Low-Grade	1,000	18,900	15,100	22,000	32,500
Grade (g/t Au)	16.5	13.7	13.9	15.7	13.6
Run-of-Mine	16.6	16.5	16.0	16.9	15.2
Low-Grade	2.0	1.5	1.4	1.6	1.6
Recovery (%)	97.4	96.9	97.0	97.2	97.0
Gold Production (oz)	48,200	42,900	45,700	142,600	122,800
Holt
Ore Milled (tonnes)	124,400	101,300	105,500	335,500	273,500
Grade (g/t Au)	4.5	4.8	4.7	4.6	4.5
Recovery (%)	94.5	95.1	94.8	94.7	94.5
Gold Production (oz)	17,000	15,000	15,100	47,400	37,500
Taylor
Ore Milled (tonnes)	71,900	52,500	67,500	202,700	139,500
Grade (g/t Au)	5.0	7.1	5.8	5.5	7.1
Recovery (%)	95.5	97.1	96.2	96.2	96.9
Gold Production (oz)	11,100	11,600	12,200	34,200	30,700
Operations on Care & Maintenance(1)
Cosmo
Gold Production (oz)	1,300	10,700	10,200	20,600	42,500
Holloway
Gold Production (oz)	n/a	7,800	n/a	300	16,900
Stawell
Gold Production (oz)	n/a	8,200	n/a	n/a	25,200
Gold Production (excluding operations on care
and maintenance)	137,800	106,500	150,100	408,900	298,400
Total Consolidated Production (oz)	139,100	133,200	160,300	429,800	383,000

Footnote

(1)

The Company’s Cosmo Mine in the Northern Territory of Australia was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017). The Company’s Holloway Mine in Canada was transitioned to care and maintenance effective December 31, 2016 (see News Release dated December 12 ,2016). The Company’s Stawell Mine in Australia was put on care and maintenance effective December 13, 2016 (see News Release dated December 12, 2016).

Quarterly Operating Review

Fosterville

The Fosterville Mine produced 61,500 ounces of gold in Q3 2017, an increase of 66% from the 37,000 ounces produced in Q3 2016 due to a doubling of the average grade from a year ago. Production during the quarter compared to record production of 77,100 ounces in Q2 2017, when the average grade of 17.2 g/t was the highest quarterly grade ever reported.

Mine production for Q3 2017 totaled 136,100 tonnes at a run of mine grade of 12.3 g/t compared to 191,900 tonnes at 6.6 g/t in Q3 2016 and 138,600 tonnes at 17.5 g/t in Q2 2017.

During Q3 2017, the mill processed 143,300 tonnes at an average grade of 14.1 g/t compared to 185,100 tonnes at 6.9 g/t in Q3 2016 and 147,500 tonnes at 17.2 g/t in Q2 2017. The average recovery rate of 94.7% was unchanged from the record level reported in Q2 2017 and increased from 89.7% in Q3 2016.

Significant investment in exploration continues with eight diamond drills in operation at quarter end. The focus of activities was predominantly on the Lower Phoenix, Harrier South and Robbins Hill systems.

Macassa

The Macassa Mine produced 48,200 ounces of gold in Q3 2017, a 12% increase from the 42,900 ounces produced in Q3 2016 and 5% higher than the 45,700 ounces produced during the previous quarter, with both increases reflecting a higher average mill grade during Q3 2017. A total of 93,400 tonnes were milled during Q3 2017 at an average grade of 16.5 g/t with average recoveries of 97.4%, which compared to 100,400 tonnes at an average grade of 13.7 g/t and recoveries of 96.9% in Q3 2016 and 105,100 tonnes at an average grade of 13.9 g/t and average recoveries of 97.0% in Q2 2017. The total tonnes milled in Q3 2017 reflected a significant reduction in tonnes milled from low-grade stockpiles in the quarter. During Q3 2017, the Company processed 1,000 tonnes of material from low-grade stockpiles at an average grade of 2.0 g/t. By comparison, a total of 18,900 low-grade tonnes at an average grade of 1.5 g/t were processed in Q3 2016, while 15,100 tonnes of low-grade material at an average grade of 1.4 g/t were processed in Q2 2017. A total of 92,400 run-of-mine tonnes were processed in Q3 2017, which was 13% and 3% higher than run-of-mine tonnes milled in Q3 2016 and Q2 2017, respectively. The average run-of-mine grade of 16.6 g/t compared to 16.5 g/t in the same period a year ago and 16.0 g/t in Q2 2017. Total mine production during Q3 2017 totaled 92,100 tonnes at an average head grade of 16.7 g/t.

Development of the 5600' and 5700’ mining horizons in the lower South Mine Complex continued in Q3 2017, with initial stope production from the 5600’ horizon being recorded during the quarter. Ore development on the 5700’ horizon is on track to commence during the final quarter of the year, with development of the main decline to continue to advance towards the 6000’ mining horizon.

Holt

During Q3 2017, a total of 17,000 ounces of gold were produced from the Holt Mine, representing an increase of 13% from both Q3 2016 and Q2 2017. Significantly higher tonnage, reflecting increased stope productivity and favourable sequencing, largely accounted for the increases from the prior periods. A total of 124,400 tonnes at an average grade of 4.5 g/t was processed from the Holt Mine at the Holt Mill during Q3 2017, compared to 101,300 tonnes at an average grade of 4.8 g/t for the same period a year earlier and 105,500 tonnes at an average grade of 4.7 g/t in Q2 2017. Recoveries averaged 94.5% in Q3 2017, similar to the average recoveries in both prior periods.

Taylor

Gold production from the Taylor Mine during Q3 2017 totaled 11,100 ounces, based on 71,900 tonnes milled at an average grade of 5.0 g/t and average recoveries of 95.5% . Production for the quarter compared to production of 11,600 ounces in Q3 2016, based on processing 52,500 tonnes at an average grade of 7.1 g/t and average recoveries of 97.1%, and production of 12,200 ounces in Q2 2017, based on 67,500 tonnes processed at an average grade of 5.8 g/t and average recoveries of 96.2% . The increase in total tonnes processed from both prior periods largely reflected the addition of a number of stopes to the mine plan for the second half of 2017, while average grades reflected mine sequencing.

Cosmo

On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo Mine with the Mine being placed on care and maintenance. During Q3 2017, a total of 1,300 ounces of gold were produced from processing 15,200 tonnes of stockpiled material at an average grade of 2.8 g/t and average recoveries of 94.9% . A total of 10,700 ounces was produced at Cosmo in Q3 2016, based on 138,800 tonnes being processed at an average grade of 2.5 g/t and average recoveries of 95.3% . During Q2 2017, 10,200 ounces were produced from processing 124,400 tonnes at an average grade of 2.7 g/t and average recoveries of 94.9% .

Following the move to care and maintenance, the Cosmo Mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated. During Q3 2017, there were three underground diamond drill rigs in operation, following up on potential extensions to the Sliver, Taipan and Lantern zones. Two surface diamond drills continued drilling beneath the Crosscourse and Prospect pits targeting depth extensions.

Cash Balance

Kirkland Lake Gold ended Q3 2017 with total cash and cash equivalents of $210 million.

During Q3 2017, the Company invested approximately C$74.9 million to acquire an aggregate of 25.8 million shares of Novo Resources Corp., representing an 18.2% ownership interest in the Company at the time of purchase.

In addition, the Company invested approximately C$34.9 million in Q3 2017 related to the repurchase of Kirkland Lake Gold common shares through the Company’s Normal Course Issuer Bid (“NCIB”) launched in May 2017. To the end of Q3 2017, a total of approximately 3.9 million common shares had been repurchased through the NCIB for a total amount of approximately C$50.3 million.

Q3 and 9M 2017 Financial Results and Conference Call Details

Full financial results for the three and nine months ended September 30, 2017, will be released before the market open on Thursday, November 2, 2017.

A conference call to discuss the results will be held by senior management later the same day (Thursday, November 2, 2017) at 2:30 pm ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

THIRD QUARTER 2017 CONFERENCE CALL DETAILS
DATE:	Thursday, November 2, 2017
CONFERENCE ID:	96846283
TIME:	2:30 pm ET
TOLL-FREE NUMBER:	1 (866) 393-4306
INTERNATIONAL CALLERS:	1 (734) 385-2616
WEBCAST URL:	https://event.on24.com/wcc/r/1472399/ED51A1610B9EC634FE8FFEA86051C 956

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 570,000 - 590,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations; the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 and the financial statements and related MD&A for the second quarter ended June 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com